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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                            -------------------------

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 1)


                            Cole National Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


   Common Stock, $.001 par value                           193290103
---------------------------------------            -----------------------------
   (Title of class of securities)                        (CUSIP number)


  Allan Goldner, Benesch, Friedlander, Coplan & Aronoff LLP, 2300 BP Tower,
                     Cleveland, Ohio 44114, 216) 363-4500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                  March 8, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)
                               (Page 1 of 8 pages)


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------------------------------------------------        -----------------------
CUSIP NO.  193290103                    13D                   Page 2 of 8 pages
------------------------------------------------        -----------------------

-------------- -----------------------------------------------------------------
      1        NAME OF REPORTING PERSONS:                        Larry Pollock
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON [ENTITIES ONLY]                   [___________]
-------------- -----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX                          (a)   [___]
               IF A MEMBER OF A GROUP:                            (b)   [___]
-------------- -----------------------------------------------------------------
      3        SEC USE ONLY:

-------------- -----------------------------------------------------------------
      4        SOURCE OF FUNDS:                                             PF

-------------- -----------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):                 [___]

-------------- -----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

-------------- -----------------------------------------------------------------
 NUMBER OF
  SHARES                  7     SOLE VOTING POWER:                    1,053,585
BENEFICIALLY
 OWNED BY             -------- -------------------------------------------------
  EACH                    8     SHARED VOTING POWER:                      none
 REPORTING
PERSON WITH           -------- -------------------------------------------------
--------------            9     SOLE DISPOSITIVE POWER:               1,053,585

                      -------- -------------------------------------------------
                         10     SHARED DISPOSITIVE POWER:                 none

-------------- -----------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON:                              1,053,585
-------------- -----------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN
               ROW (11) EXCLUDES CERTAIN SHARES:                          [___]
-------------- -----------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY
               AMOUNT IN ROW (11):                                       6.51%
-------------- -----------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                                  IN

-------------- -----------------------------------------------------------------

         Item 1.      Security and Issuer.
                      -------------------

         This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Cole National Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 5915 Landerbrook Drive, Mayfield Heights, Ohio 44124.

         Item 2.      Identity and Background.
                      -----------------------

         The person filing this statement on Schedule 13D is Larry Pollock. Mr. Pollock's business address is 5915 Landerbrook Drive, Mayfield Heights, Ohio 44124. Mr. Pollock's present principal employment is as the President and Chief Operating Officer and a director of the Issuer. The Issuer is, through its subsidiaries, a leading optical retailer and a leading retailer of personalized gifts. Mr. Pollock is a citizen of the United States.

         During the past five years, Mr. Pollock has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         Item 3.      Source and Amount of Funds or Other Consideration.
                      -------------------------------------------------

         Mr. Pollock used personal funds in connection with his purchases of the Common Stock.

         Item 4.      Purpose of Transaction.
                      ----------------------

         Mr. Pollock entered into an employment agreement with the Issuer on January 18, 2000, pursuant to which he became a director and President and Chief Operating Officer of the Issuer on such date. Pursuant to the agreement and certain other agreements identified in Item 6 of this

Schedule 13D, Mr. Pollock received grants of nonqualified options to purchase a total of 362,500 shares of Common Stock and an award of 525,000 shares of restricted Common Stock.

         Options to purchase 100,000 shares at $6.556 per share granted to Mr. Pollock on January 18, 2000, expired on April 17, 2000.

         The remaining options to purchase 262,500 shares of Common Stock provided for periodic vesting in equal annual installments over two years, with early vesting of all or a portion of the unvested options in the case of certain events, including after a change in control of the Issuer or following certain terminations of his employment with the Issuer. In addition, all unvested shares would have become vested if, for any period of 20 consecutive trading days occurring during the period commencing on the second anniversary of the grant date and ending on or prior to the fourth anniversary of the grant date, the closing price of the shares on the New York Stock Exchange equals or exceeds $25.00 per share, provided that Mr. Pollock's employment with the Issuer has not terminated. The options to purchase the 262,500 shares, all of which are exercisable at the present time or within 60 days of the filing of this Schedule 13D, are exercisable at a price of $10.00 per share.

         The shares of restricted Common Stock issued to Mr. Pollock vest and become nonforfeitable over four years, with 50% vesting at the end of the second year, and 25% vesting at the end of each of the third and fourth years. The first 50% of these shares vested on January 18, 2002. Early vesting of the balance of the shares will occur in the case of certain events, including after a change in control of the Issuer or following certain terminations of his employment with the Issuer. In addition, all unvested shares will become vested if, for any period of 20 consecutive trading days occurring during the period commencing on the second anniversary of the grant date and ending on or prior to the fourth anniversary of the grant date, the closing price of the shares on the New York Stock Exchange equals or exceeds $25.00 per share, provided that Mr. Pollock's employment with the Issuer has not terminated. Mr. Pollock will forfeit some of the restricted shares if he does not retain the minimum number of shares that he is required to purchase according to the terms of his employment agreement. Mr. Pollock has the right to vote all 525,000 of his restricted shares, and those shares will be entitled to dividends if any were to be paid.

         Mr. Pollock's employment agreement required him to purchase for his own account 262,500 shares of Common Stock in the open market, and permits Mr. Pollock to purchase up to an additional 262,500 shares, in addition to shares purchased through the exercise of options granted by the Issuer. Mr. Pollock purchased 266,085 shares of Common Stock in the open market during the 2000 calendar year. Mr. Pollock has agreed to vote all shares of Common Stock owned by him according to the recommendations of a majority of the Board of Directors of the Issuer.

         Mr. Pollock deposited 133,042 shares into the Larry Pollock Trust, a voting trust, dated March 7, 2002 (the "Trust") and on March 8, 2002, indirectly sold the economic interest in said shares to the beneficiary of the Trust. Such shares will continue to be held by the Trust. Mr. Pollock is the Trustee of the Trust and in such capacity has and will retain sole voting power and sole dispositive power with respect to the 133,042 shares transferred into said Trust.

         Mr. Pollock acquired the shares of Common Stock for investment purposes only. Mr. Pollock reserves the right to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties or otherwise, but subject to the limitations provided in his employment agreement with the Issuer. Although he does not have any present intention to do so, Mr. Pollock additionally reserves the right to dispose of the shares of Common Stock he owns in the open market, in privately negotiated transactions with third parties or otherwise. Mr. Pollock has no other present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth above.

         Item 5.      Interest in Securities of the Issuer.
                      ------------------------------------

         (a) Items 7 through 11 and 13 of the cover page of this Schedule 13D which relate to the ownership of Common Stock by Mr. Pollock are hereby incorporated by reference in this response.

         As of March 8, 2002, Mr. Pollock owned 791,085 shares of Common Stock, and has options to acquire an additional 262,500 shares (which are exercisable within 60 days of this filing) constituting approximately 6.51% of the outstanding shares of Common Stock, based upon 15,934,772 shares of Common Stock outstanding as of January 31, 2002.

         (b) Items 7 through 10 of the cover page of this Schedule 13D which relate to Mr. Pollock's voting and dispositive power with respect to the shares of the Common Stock which he beneficially owns are hereby incorporated by reference in this response.

         (c) Information with respect to all transactions which were effected during the last sixty days by Mr. Pollock is set forth on Schedule I annexed hereto and incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.

         Item 6.      Contracts, Arrangements, Understandings or Relationships
                 -------------------------------------------------------------
with Respect to Securities of the Issuer.
-----------------------------------------

         The response to Item 4 of this Schedule 13D, insofar as it relates to the Employment Agreement, dated January 18, 2000, between Mr. Pollock and the Issuer, is hereby incorporated by reference in this response.

         The response to Item 4 of this Schedule 13D, insofar as it relates to the 525,000 restricted shares of Common Stock described therein and which were granted pursuant to a Restricted Stock Agreement, dated January 18, 2000 between Mr. Pollock and the Issuer, is incorporated by reference in this response.

         The response to Item 4 of this Schedule 13D, insofar as it relates to the options granted to Mr. Pollock to purchase a total of 362,500 shares of Common Stock pursuant to two separate Stock Option Agreements, each dated January 18, 2000, between Mr. Pollock and the Issuer, is incorporated by reference in this response.

         Item 7.      Materials to be Filed as Exhibits.
                      ---------------------------------

         Not applicable.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 2002                          /s/ Larry Pollock
                                               -----------------------
                                               LARRY POLLOCK

                                   SCHEDULE I

                           INFORMATION WITH RESPECT TO
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS


                                                                  Shares                     Average
                                      Date                          Sold                     Price (1)

Larry Pollock                       3/7/02(1)                   133,042 (1)              $8.78655 per share

(1) Mr. Pollock deposited said shares in the Larry Pollock Trust, dated March 7, 2002 and on March 8, 2002, indirectly sold the economic interest in said shares to the beneficiary of the Trust.




















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